Exhibit 99.1

Qudian Inc. Updates Guidance for Full Year 2019

XIAMEN, China, June 21, 2019 /PRNewswire/ — Qudian Inc. (“Qudian” or the “Company”) (NYSE: QD), a leading provider of online small consumer credit products in China, today announced that based on its latest operational outlook and market conditions, as well as preliminary expectations of the relevant regulatory environment in the near future, the Company raised its total non-GAAP net income guidance for the full year of 2019 from greater than RMB3.5 billion, as announced on December 13, 2018, to greater than RMB4.5 billion.

Mr. Min Luo, Founder, Chairman and Chief Executive Officer of Qudian said, “We are pleased to announce upwardly adjusted non-GAAP net income guidance for the full year based on encouraging trends in our business. Thanks to strong momentum in our open platform initiative, Qudian is generating a higher level of no-risk, high margin incremental profits than we had anticipated. Additionally, given our sufficient funding and strong user demand, growth of our loan book is well ahead of our previously set targets, giving us strong confidence that we will meet our revised guidance. With the right growth strategy in place we are excited about Qudian’s ability to deliver value for our shareholders.”

About Qudian Inc.

Qudian Inc. (“Qudian”) is a leading provider of online small consumer credit in China. The Company uses big data-enabled technologies, such as artificial intelligence and machine learning, to transform the consumer finance experience in China. With the mission to use technology to make personalized credit accessible, Qudian targets hundreds of millions of young, mobile-active consumers in China who need access to small credit for their discretionary spending or budget auto financing solutions but are underserved by traditional financial institutions due to lack of traditional credit data. Qudian’s data technology capabilities combined with its operating efficiencies allow Qudian to understand prospective borrowers from different behavioral and transactional perspectives, assess their credit profiles with regard to both their willingness and ability to repay and offer them instantaneous and affordable credit products with customized terms, and distinguish Qudian’s business and offerings.

For more information, please visit ir.qudian.com.

Use of Non-GAAP Financial Measures

We use adjusted net income, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted net income helps identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges. We believe that adjusted net income provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net loss/income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. We mitigate these limitations by reconciling the Non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian’s goal and strategies; Qudian’s expansion plans; Qudian’s future business development, financial condition and results of operations; Qudian’s expectations regarding demand for, and market acceptance of, its credit products; Qudian’s expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

Annie Huang

Director of Capital Markets

Tel: +86-592-591-1580

E-mail: ir@qudian.com

Media

The Foote Group

Philip Lisio

Tel: +86-135-0116-6560

E-mail: qudian@thefootegroup.com